UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from                      to
Commission file number 0-15386
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Foundations Retirement Plan
2800 Rockcreek Parkway
North Kansas City, MO 64117
B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule 1 – Schedule of Assets (Held at End of Year) December 31, 2008	10

Exhibit

Exhibit 23 – Consent of Independent Auditors

SIGNATURE
The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDATIONS RETIREMENT PLAN
Dated: June 29, 2009	By:	/s/ Marc G. Naughton
Marc G. Naughton
Senior Vice President & Chief Financial Officer

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
Board of Directors
Cerner Corporation Foundations Retirement Plan
North Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material aspects, in relation to the basic financial statements taken as a whole.
/s/ Weaver & Martin, LLC
Weaver & Martin, LLC
Kansas City Missouri
June 29, 2009

Cerner Corporation Foundations Retirement Plan
Statement of Net Assets Available for Benefits

	December 31,
	2008	2007
Investments at fair value (See Note 3):
Cerner Corporation common stock	$158,576,279	$228,090,965
Mutual funds	166,490,566	249,200,142
Other	26,547,238	27,563,025
Loans to participants	4,491,471	5,097,789

Total investments	356,105,554	509,951,921

Cash	7,391,676	2,591,966

Less: Operating payables	76,442	24,988

Net assets available for benefits	$363,420,788	$512,518,899

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2008	2007
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$(172,932,306)	$65,467,871
Participant contributions	39,792,916	39,616,590
Company contributions	14,248,060	14,945,275
Interest, dividends, and other investment income	641,056	728,191

Total additions	(118,250,274)	120,757,927

Deductions from net assets attributed to:
Distributions to participants	30,723,808	35,877,825
Investment expenses	124,029	251,182

Total deductions	30,847,837	36,129,007

Net increase (decrease)	(149,098,111)	84,628,920

Net assets available for benefits at beginning of the year	512,518,899	427,889,979

Net assets available for benefits at end of the year	$363,420,788	$512,518,899

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following brief description of the Cerner Corporation Foundation Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

General

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:
•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States of America;

•	Leased associates; and

•	Associates who were previously not treated as associates of the Employer, but who are reclassified as being associates.
Participant Contributions
Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $15,500 in 2008 and 2007). Participants whose Plan entry date was October 1, 2005 or later automatically have 3% withheld from their compensation unless they elect a different percentage or to withdraw from the Plan. Additionally, participants who attained the age of 50 during 2008 and 2007 were able to contribute an additional $5,000 catch-up contribution. Participants also may generally contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
Company Contributions – First-Tier Match
If the Company elects in a given plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant’s deferral contribution. No first-tier match will be made on the participant’s deferral contributions in excess of 6% of the participant’s eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan administrator. Contributions are made on a payroll-by-payroll basis. A discretionary first-tier “true-up” contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the “true-up” contribution. First-tier contributions are invested directly in Company common stock.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
This portion of their account vests upon five years of service with the company. Participants can diversify their first- tier match after they have completed three years of service, even though they are only 60% vested at that time.
Company Contributions – Second-Tier Match
The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant’s compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who made elective deferral contribution of at least 2% of their compensation, as defined by the plan, completed 92 consecutive days of service, and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. Second-tier contributions are invested directly in Company common stock. This portion of their account vests upon five years of service with the company. Participants can diversify their second-tier match after they have completed three years of service, even though they are only 60% vested at that time.
Company Contributions – Profit Sharing
The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant’s prorated compensation to total compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. This portion of their account vests upon five years of service with the company. Participants can diversify their profit sharing contribution after they have completed three years of service, even though they are only 60% vested at that time.
Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of Plan earnings. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed 5 years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at current prime rate plus 1%, which are commensurate with local prevailing rates as

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
determined by the Plan administrator. Interest rates on loans as of December 31, 2008 range from 4.25% to 10.50%. Principal and interest is paid ratably through scheduled payroll deductions.
Payments of Benefits and Transfers
Upon termination of service due to normal retirement, permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution. Distributions of participants’ accounts vested in Company common stock may be made in shares of the Company’s common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions. During the years ended December 31, 2008 and 2007, 190,761 and 172,855 shares, respectively, of the Company’s common stock were distributed to withdrawing participants.
Within a participant’s account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to participant contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.
Forfeited Accounts
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $749,994 and $1,895,949 respectively. Forfeited non-vested accounts are first used to pay Plan administrative expenses and then, to the extent any forfeitures remain, to off-set future Company contributions. In 2008 and 2007, $0 and $211,256 of forfeiture were used to pay Plan administrative expenses, respectively, and $1,979,119 and $82,274 were used to off-set Employer contributions.
(2)	Summary of Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan invests in various investment securities. Investments in mutual funds are stated at fair market value based on the net asset value of the shares held by the Plan at year-end. Investments in common/collective trusts are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the bank sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding shares at the valuation dates.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
Investments in Company common stock are stated at fair value based upon the closing sales price of the common stock as reported on a recognized securities exchange on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Contributions
Employer and employee contributions are reported in the year services are rendered to the Company by the Plan participants.
Payment of Benefits
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan adopted SFAS No. 157 effective fiscal year beginning January 1, 2008 and the adoption did not have a material impact on the Plan’s financial position.
(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	2008	2007

Company Common Stock	$158,576,279	$228,090,965

American Century:

Small Cap Value Mutual Fund	—	23,109,963

Cerner Stable Fund	27,414,344	—

Fidelity:

ABF Large Capital Value Fund	—	25,827,841

AF Growth Fund of America	45,662,523	74,180,955

Julius Baer International Equity Mutual Fund	28,607,473	49,742,688

Other Investments*	103,160,169	111,566,487

	$363,420,788	$512,518,899

*	Individually, none representing more than 5% of the Plan’s assets.
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

	2008	2007

Mutual Funds	($100,968,983)	$17,961,929

Company Common Stock	(71,963,323)	47,505,942

	($172,932,306)	$65,467,871

(4)	Fair Value Measurements

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.
Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Stock & Mutual Funds	$351,614,083	$—	$—	$351,614,083
Loans to participants	—	—	4,491,471	4,491,471

Total investments at fair value	$351,614,083	$—	$4,491,471	$356,105,554

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.
Level 3 Assets
Year ended December 31, 2008

Participant Loans
Balance, beginning of year	$5,097,789
Purchases, sales, issuances, and settlements (net)	(606,318)

Balance, end of year	$4,491,471

(5)	Non-participant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	2008	2007

Net Assets:

Company common stock	$109,185,421	$152,157,692

Changes in net assets:

Company contributions	$14,248,149	$15,540,171

Net appreciation (depreciation) in fair value of common stock	(47,778,020)	25,838,567

Distributions to participants	(8,770,203)	(7,828,258)

	$(42,300,074)	$33,550,480

(6)	Related-Party Transactions

For the first nine months of 2007, certain Plan investments were shares of mutual funds managed by Worldwide Securities Services, a business unit of JP Morgan Chase Bank, N.A. (JP Morgan). JP Morgan was the trustee through September 30, 2007, as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions. JP Morgan Retirement Plan Services, the Plan’s record keeper through September 30, 2007, had a business partnership between JP Morgan and American Century Investments. For the last three months of 2007 and for 2008, certain plan investments are shares of mutual funds managed by Fidelity Brokerage Services, Inc., a business unit of Fidelity Investments (Fidelity). Fidelity is currently the trustee, as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. Certain administrative functions are performed by

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i — Schedule of Net Assets (Held at End of Year) — December 31, 2008

	-b-	-c-
	Identity of issuer,	Description of investment, including	**	-e-
	borrower, lessor or	maturity date, rate of interest, collateral,	-d-	Current
-a-	similar party	par, or maturiry value	Cost	Value
*	Cerner Corporation	Common Stock	$102,138,982	$158,576,279

	Mutual Funds:
		TRP Retirement 2005		168,395
		TRP Retirement 2010		1,615,465
		TRP Retirement 2015		3,063,359
		TRP Retirement 2020		6,069,481
		TRP Retirement 2025		5,614,159
		TRP Retirement 2030		5,161,825
		TRP Retirement 2035		4,210,666
		TRP Retirement 2040		4,814,167
		TRP Retirement 2045		4,389,323
		TRP Retirement 2050		1,135,386
		TRP Retirement 2055		133,619
		TRP Retirement Income		1,323,096
		Cerner Stable Value		27,414,344
		ABF Large Capital Value		15,609,791
		Loomis Investment Grade BD		4,643,499
		Hartford Capital Appreciation		5,529,197
		AF Growth of America		45,662,523
		American Century Small Capital INV		16,095,666
		Spartan Extnd Market Index		1,320,103
		Spartan US EQ Index		5,553,019
		Julius Baer International Equity Mutual Fund		28,607,473

	Total Mutual Funds			188,134,556

	Brokeragelink			4,826,806
*	Participant loans	Loans with interest ranging from 4.25% to 10.50%		4,491,471
*	Fidelity	Interest Bearing Cash		7,391,676

				$363,420,788

*	Party-in-interest to the Plan

**	Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the Participant-directed investments.